FILED PURSUANT TO RULE 424 (B) (3)

REGISTRATION NO: 333-129651

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 6 DATED NOVEMBER 14, 2007

TO THE PROSPECTUS DATED APRIL 23, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2007, as supplemented by Supplement No. 5 dated October 30, 2007, relating to our initial public offering of up to 85,000,000 shares of common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed on November 7, 2007; and

•	our unaudited financial statements as of and for the three and nine months ended September 30, 2007.

Status of Our Initial Public Offering

As of November 9, 2007, we had received aggregate gross offering proceeds, net of discounts, of approximately $29.4 million from the sale of approximately 3.0 million shares in our initial public offering. As of November 9, 2007, approximately 72.0 million shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto contained in this Supplement No. 6 as well as our consolidated financial statements and the notes thereto included in the prospectus. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will,” “intend” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus and our consolidated financial statements and the notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2006.

We were formed on September 27, 2005 as a Maryland corporation that intends to acquire timberland properties in the timber-producing regions of the United States and, to a limited extent, in other countries. We intend to generate the substantial majority of our revenue and income by selling to third parties the right to access our land and harvest our timber, primarily pursuant to supply agreements and through open-market sales. We also anticipate generating revenue and income from selling timberland considered by third parties to have a higher-and-better use, leasing land-use rights, and permitting others to extract natural resources other than timber. We anticipate funding the acquisition of timberland with equity or debt, or a combination thereof, the allocation of which will primarily depend upon the availability of these resources relative to the timing and availability of suitable investment opportunities.

On July 11, 2007, we raised our minimum offering of $2.0 million, and thus commenced operations. Our focus during the nine months ended September 30, 2007 was to identify real estate investments that meet our investment criteria and to secure financing alternatives so that we would be ready to take advantage of real estate acquisition opportunities even before raising significant proceeds. On August 3, 2007, we entered into a purchase and sale agreement with MeadWestvaco Coated Board, Inc., a subsidiary of MeadWestvaco Corporation, for the purchase of approximately 228,000 acres of timberland and approximately 95,000 acres of leasehold interests in timberland located in the states of Alabama and Georgia, or the MeadWestvaco Timberland, for approximately $400.0 million, exclusive of customary transaction costs. We closed the MeadWestvaco Timberland acquisition on October 9, 2007. The purchase price was paid by the delivery of a promissory note in the amount of $397.9 million, or the MWV promissory note, and the remaining portion of the purchase price was paid by the delivery of cash. The MWV promissory note is supported by a deposit account and standby letter of credit issued by Wachovia in the amount of $407.9 million. We obtained funds to fund the deposit account and to pay transaction costs through a combination of (1) $372.0 million of debt financing arranged by Wachovia, consisting of a senior loan and a mezzanine loan, or the Wachovia loans, (2) $32.1 million from the issuance and sale of 32,128 shares of our preferred stock to Wells Real Estate Funds, Inc., or WREF, and (3) $18.0 million of proceeds from the sale of common stock in our initial public offering.

Our most significant risks and challenges include our ability to raise a sufficient amount of equity that will allow us to repay the Wachovia loans and to invest in a diversified portfolio. To the extent that significant funds are not raised, we may not be able to repay the Wachovia loans or achieve sufficient diversification to guard against the general economic, industry-specific, financing, and operational risks generally associated with individual investments.

Liquidity and Capital Resources

Overview

Effective July 11, 2007, we began to raise capital through the sale of our common stock under our initial public offering. We have primarily used the proceeds from these sales of common stock, net of offering costs and other expenses, to fund a portion of the MeadWestvaco Timberland acquisition (See Note 8 to the accompanying financial statements). Other than future capital raised in connection with our initial public offering, we expect our primary source of future cash flows to be generated from the sale of timberland and rights to access our land and harvest our timber to MeadWestvaco and other third parties. The amount of future dividends to be paid to our stockholders will be largely dependent upon, among other things, satisfaction of the Wachovia loans, the amount of cash generated from our operating activities, our expectations of future cash flows, and our determination of near-term cash needs for capital expenditures and debt repayments.

Short-Term Liquidity and Capital Resources

During the nine months ended September 30, 2007, net cash outflows from operating activities were approximately $1.5 million and represent payments for administrative costs and advance payments for directors’ and officers’ insurance premiums. Our net operating cash outflows were financed by Wells TIMO and its affiliates. As of September 30, 2007, we held cash balances of approximately $12.2 million, and owed Wells TIMO $2.4 million for current and prior period operating expenditures funded on our behalf. We generated net cash flows from financing activities of approximately $18.6 million during the nine months ended September 30, 2007 as a result of raising proceeds from the sale of common stock under our initial public offering, net of commissions, dealer-manager fees, and other offering costs of approximately $1.9 million. We used net cash flows from financing activities and cash on hand to partially fund the MeadWestvaco Timberland acquisition on October 9, 2007.

We intend to continue to generate capital from the sale of common stock under our initial public offering, and to use such capital primarily to service the Wachovia loans. The Wachovia loans contain restrictive covenants that prohibit us from declaring, setting aside funds for, or paying any dividend, distribution or other payment to our stockholders while the Wachovia loans are outstanding. As a result, we will be unable to make any payments or distributions to our stockholders until the Wachovia loans are repaid in full. The mezzanine loan has a maturity date of October 17, 2008, and the senior loan has a maturity date of September 9, 2010 (See Note 8 to the accompanying financial statements).

Long-Term Liquidity and Capital Resources

We expect that our primary sources of capital over the long term will include proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders, and net cash flows from operations. After the Wachovia loans are repaid, we anticipate funding dividends to our stockholders from net cash flows from operations; however, we may periodically borrow funds on a short-term basis to fund dividends as well. We expect our principal demands for capital to include funding acquisitions of timberland, either directly or through investments in joint ventures; capital improvements for such timberland; offering-related costs; operating expenses, including interest expense on any outstanding indebtedness; and dividends.

In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. Substantially all cash raised from operations, after payments of periodic operating expenses, certain capital expenditures required for our timberland and the repayment of the Wachovia loans in full, is anticipated to be used to pay dividends to stockholders. Therefore, to the extent that cash flows from operations are lower, dividends are anticipated to be lower as well. Substantially all net proceeds generated from the sale of our shares under our initial public offering will be available to pay down outstanding borrowings, including the Wachovia loans, and to fund future acquisitions of timberland and capital expenditures identified at the time of acquisition. Proceeds generated from debt financing may also be used to fund future acquisitions of timberland and capital expenditures identified at the time of acquisition.

If sufficient equity or debt capital is not available, our future investments in timberland will be lower. Our charter precludes us from incurring debt in excess of 300% of our net assets, which we generally expect to approximate 75% of our total assets, before adjustment for noncash reserves and depreciation; however, we may temporarily exceed this limit upon the approval of a majority of our independent directors. We will disclose the approval of any such excess leverage to our stockholders in our next quarterly report, along with an explanation for such excess.

Results of Operations

As of September 30, 2007, we had received and accepted the minimum subscription of $2.0 million and, accordingly, commenced operations during the period presented. As of September 30, 2007, we owned no interests in timberland assets. Our net losses of $1.3 million for the nine months ended September 30, 2007, and of $0.5 million for the nine months ended September 30, 2006, are comprised of administrative costs primarily related to salaries, other professional fees, and directors’ compensation.

Our results of operations are not indicative of those expected in future periods. Due to our acquisition of the MeadWestvaco Timberland in October 2007, we expect to generate future timber revenues, net of cost of sales, selling expenses, general and administrative expenses, and interest expense. We also expect to acquire additional interests in timberland in the future. Because of our brief operating history, we have not noticed a significant impact from inflation or changing prices on our net sales or revenues, nor on income from continuing operations.

Election as a REIT

Pursuant to our charter, our board of directors has the authority to determine when and if it is in our best interest to elect to qualify for federal income tax treatment as a REIT. We expect that our board of directors will elect for us to qualify as a REIT for the first taxable year in which (1) we would otherwise qualify to be taxed as a REIT and (2) we generate substantial taxable income such that REIT status would be in the best interest of our stockholders. Due to our acquisition of the MeadWestvaco Timberland on October 9, 2007, our board of directors believes that we will most likely not elect to be taxed as a REIT for the taxable year ending December 31, 2007 or December 31, 2008. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we subsequently fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Application of Critical Accounting Policies

Our accounting policies have been established to conform to accounting principles generally accepted in the United States, or GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues, and expenses would have been recorded, thus resulting in a different presentation of the financial statements or different amounts reported in the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

A discussion of the accounting policies that we intend to adopt upon commencing active operations, and which management deems critical because they may require complex judgment in their application or otherwise require estimates about matters that are inherently uncertain, is provided below.

Merchantable Inventory and Depletion Costs as Determined by Forestry Timber Harvest Models

Significant assumptions and estimates are used in the recording of timber and timberland inventory cost and depletion. Merchantable standing timber inventory will be estimated at least annually, using industry-standard computer software. The inventory calculation will take into account growth, in-growth (annual transfer of oldest pre-merchantable age class into the merchantable inventory), timberland sales, and the annual harvest.

The age at which timber is considered merchantable will be reviewed periodically and updated for changing harvest practices, future harvest age profiles, and biological growth factors. A managed forest will have an age/class distribution target which determines its harvest rotation cycle. The harvest cycle can generally be defined as the optimum number of years it takes to grow a stand of trees from the point of establishment to its targeted age/class distribution as dictated by the silvicultural management plan applied. The amount by which a timber asset is reduced through harvest is called depletion. The depletion rate on tracts held less than one year will be determined by dividing the original timber cost by the original timber volume. For each management area, timber tracts held one year or longer will be pooled together and the depletion rates will be calculated at least annually. This long-term depletion rate is calculated by taking the current timber asset dollar basis and adding to it the pre-merchantable asset amount and then dividing this sum by the sum of the current units with the projected units expected to be harvested over the remaining harvest cycle added to it. The records of pre-merchantable timber capitalized through acquisitions and the records for reforestation expenditures capitalized will be maintained for each year, recording acres planted or acquired, stems per acre, and costs of planting and tending. Changes in the assumptions and/or estimations used in these calculations may affect our results, in particular, timber inventory and depletion costs. Factors that can impact timber volume include weather changes, losses due to natural causes, differences in actual versus estimated growth rates, and changes in the age when timber is considered merchantable.

Impairment of Long-Lived Assets

We evaluate our ability to recover our net investment in long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144, which requires recognition of an impairment loss in connection with long-lived assets used in a business when the carrying value (net book value) of such assets exceeds the estimated future undiscounted cash flows attributable to such assets over their expected useful life. Impairment losses are measured by the extent to which the carrying value of a group of assets exceeds the fair value of such assets at a given point in time. When the fair values of the assets are not available, we estimate the fair values by using the discounted expected future cash flows attributable to the assets. The cash flows are discounted at the risk-free rates of interest. Future cash flow estimates are based on probability-weighted projections for a range of possible outcomes. Furthermore, SFAS No. 144 requires recognition of an impairment loss in connection with long-lived assets held for sale when the carrying value of such assets exceeds an amount equal to their fair value less selling costs.

Our assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. SFAS No. 144 requires that long-lived assets be grouped and evaluated for impairment at the lowest level for which independent cash flows are generated, as discussed below.

(1)	Timber and Timberlands Used in Our Business. SFAS No. 144 provides that for assets used in a business, an impairment loss is recorded only when the carrying value of such assets is not recoverable through future operations. The recoverability test is based on undiscounted future cash flows over the expected life of the assets. We intend to use one harvest cycle for evaluating the recoverability of our timber and timberlands.

(2)	Timber and Timberlands Held for Sale. SFAS No. 144 provides that an impairment loss is recognized for long-lived assets held for sale when the carrying value of such asset exceeds an amount equal to its fair value less selling costs. An asset is generally considered to be held for sale when we have committed to sell the asset, the asset is available for immediate sale in its present condition, we have initiated an active program to locate a buyer, and the sale is expected to close within one year.

Realizability of Recorded and Unrecorded Tax Assets and Liabilities

Realizing tax benefits associated with our status as a REIT will require extensive tax planning and in many cases will depend upon events in the future and our strategy in structuring transactional terms and conditions. As a result, the effective tax rate and amount of taxes paid during various fiscal periods may vary greatly. As a REIT, if certain requirements are met, only the taxable REIT subsidiaries will be subject to corporate income taxes.

Revenue Recognition

Revenue from the sale of timber is recognized when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) delivery has occurred, (3) our price to the buyer is fixed and determinable, and (4) collectibility is reasonably assured. Real estate sales of timberland will be recorded when title passes and full payment or a minimum down payment, generally defined as 25% of the gross sale price, is received and full collectibility is assured. If a down payment of less than the minimum down payment is received at closing, we will record revenue based on the installment method.

Related-Party

Transactions and Agreements

We have engaged Wells TIMO and its affiliates to perform certain services under agreements which require us to pay fees and reimbursements to Wells TIMO or its affiliates, including asset management and disposition fees, selling commissions and dealer-manager fees, as well as subject to certain limitations, reimbursements of organization and offering costs, and certain operating costs. See Note 3 to our accompanying consolidated financial statements for a detailed discussion of our related-party agreements and the related transactions, fees, and reimbursements.

Legal Actions Against Related Parties

On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc., formerly known as Wells Real Estate Investment Trust, Inc., or Piedmont REIT, filed a putative class action and derivative complaint, styled Washtenaw County Employees’ Retirement System v. Wells Real Estate Investment Trust, Inc., et al., in the United States District Court for the District of Maryland against, among others, Piedmont REIT, Wells Capital, Inc., Leo F. Wells, III, and certain affiliates of WREF and certain of our officers and directors who formerly served as officers and directors of Piedmont REIT prior to the closing of the internalization transaction on April 16, 2007. The complaint alleges, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the SEC on February 26, 2007, as amended. The complaint seeks, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction. On April 9, 2007, the District Court denied the plaintiff’s motion for an order enjoining the internalization transaction. On April 17, 2007, the Court granted the defendants’ motion to transfer venue to the United States District Court for the Northern District of Georgia, and the case was docketed in the Northern District of Georgia on April 24, 2007. On June 7, 2007, the court granted a motion to designate the class lead plaintiff and class co-lead counsel. On June 27, 2007, the plaintiff filed an amended complaint, which attempts to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007 and derivative claims on behalf of Piedmont REIT. On July 9, 2007, the court denied the plaintiff’s motion for expedited discovery related to an anticipated motion for a preliminary injunction. On August 13, 2007, the defendants filed a motion to dismiss the amended complaint. The motion to dismiss has been fully briefed and is now pending before the court. Wells Capital, Inc. and officers and directors who are named in the complaint intend to vigorously defend this action. Any financial loss incurred by Wells Capital, Inc. or its affiliates, including Wells TIMO, our advisor, could hinder their ability to successfully manage our operations and portfolio of investments.

On August 24, 2007, two stockholders of Piedmont REIT filed a putative derivative complaint, styled Donald and Donna Goldstein, Derivatively on behalf of Defendant Wells Real Estate Investment Trust, Inc. v. Leo F. Wells, III, et. al., in the Superior Court of Fulton County, Georgia on behalf of Piedmont REIT against Wells Capital, Inc., Leo F. Wells, III, Douglas R. Williams, Randall D. Fretz, Donald A. Miller, Michael R. Buchanan, Richard W. Carpenter, Bud Carter, William H. Keogler, Jr., Donald S. Moss, Neil H. Strickland, W. Wayne Woody, and Robert E. Bowers. The complaint alleges, among other things, that the consideration paid by Piedmont REIT as part of the internalization transaction was excessive; that the defendants breached their fiduciary duties to Piedmont REIT; and that the internalization transaction unjustly enriched the defendants. The complaint seeks, among other things, a judgment declaring that the defendants committed breaches of their fiduciary duties and were unjustly enriched at the expense of Piedmont REIT; monetary damages equal to the amount by which Piedmont REIT was damaged by the defendants; an order awarding Piedmont REIT restitution from the defendants and ordering disgorgement of all profits and benefits obtained by the defendants from their wrongful conduct and fiduciary breaches; an order rescinding the internalization transaction; and the establishment of a constructive trust upon any benefits improperly received by the defendants as a result of their wrongful conduct. On October 19, 2007, the Court granted the defendants’ motion for a protective order staying discovery until the Court rules on the defendants’ motion to dismiss the complaint. On October 31, 2007, the defendants filed their motion to dismiss the plaintiffs’ derivative complaint, which is currently pending before the Court. Wells Capital, Inc. and officers and directors who are named in the complaint intend to vigorously defend this action. Any financial loss incurred by Wells Capital, Inc. or its affiliates, including Wells TIMO, our advisor, could hinder their ability to successfully manage our operations and our portfolio of investments.

Commitments and Contingencies

MeadWestvaco Timberland

As of September 30, 2007, we were party to a purchase and sale agreement with MeadWestvaco Coated Board, Inc. a subsidiary of MeadWestvaco Corporation, for the purchase of approximately 228,000 acres of timberland and approximately 95,000 acres of leasehold interests in timberland located in the states of Alabama and Georgia for a purchase price of approximately $400.0 million. Pursuant to the agreement, we deposited $5.0 million into an escrow account to be applied to the purchase price payable to MeadWestvaco at closing.

On October 9, 2007, we acquired the MeadWestvaco Timberland for a purchase price of approximately $400.0 million, exclusive of customary transaction costs. The purchase price was paid by the delivery of a promissory note in the amount of $397.9 million, and the remaining portion of the purchase price was paid in cash, including the $5.0 million earnest money deposit. The MWV promissory note bears interest at the LIBOR plus 0.05% and matures on October 9, 2027. The MWV promissory note is supported by a standby letter of credit issued by Wachovia and deposit account in the amount of $407.9 million. We obtained funds to fund the deposit account and to pay transaction costs through a combination of (1) $372.0 million of debt financing arranged by Wachovia, including a senior loan and a mezzanine loan, (2) $32.1 million from the issuance and sale of 32,128 shares of our preferred stock to WREF (See Note 6 to the accompanying financial statements), and (3) $18.0 million of funds raised through our initial public offering.

The MeadWestvaco Timberland is subject to a fiber supply agreement whereby we are required to provide and MeadWestvaco is required to purchase specified amounts of timber. The initial term of this agreement is October 9, 2007 through December 31, 2032, subject to extension and early termination provisions.

Subsequent Event

In addition to closing on the MeadWestvaco Timberland transaction as noted above, from October 1, 2007 through October 31, 2007, we raised approximately $7.9 million through the issuance of approximately 0.8 million shares of common stock under our initial public offering. As of October 31, 2007, approximately 74.2 million shares remained available for sale to the public under our initial public offering, exclusive of shares available under Wells Timberland REIT’s distribution reinvestment plan.

WELLS TIMBERLAND REIT, INC.

CONSOLIDATED BALANCE SHEETS

	(Unaudited) September 30, 2007	December 31, 2006
Assets:
Cash and cash equivalents	$12,231,810	$202,829
Earnest money (Note 8)	5,000,000	—
Prepaid expenses and other assets	456,832	126,078

Total assets	$17,688,642	$328,907

Liabilities:
Accounts payable and accrued expenses	$108,577	$—
Due to affiliates	2,410,535	776,918

Total liabilities	2,519,112	776,918
Commitments and Contingencies	—	—
Stockholders’ Equity:
Common stock, $0.01 par value; 900 million shares authorized, 1,901,971 shares issued and outstanding	19,020	200
Additional paid-in capital	17,145,766	220,800
Accumulated deficit	(1,995,256)	(669,011)

Total stockholders’ equity	15,169,530	(448,011)

Total liabilities, minority interest, and stockholders’ equity	$17,688,642	$328,907

See accompanying notes.

WELLS TIMBERLAND REIT, INC.

CONSOLIDATED STATEMENTS OF LOSS

	(Unaudited) Three Months Ended September 30,		(Unaudited) Nine Months Ended September 30,
	2007	2006	2007	2006
Revenues	$—	$—	$—	$—

Expenses:
General and administrative	(683,013)	(254,019)	(1,326,245)	(451,549)

Net loss	$(683,013)	$(254,019)	$(1,326,245)	$(451,549)

Per-share information—basic and diluted:
Net loss allocated to common stockholders	$(0.76)	$(12.70)	$(4.22)	$(22.58)

Weighted-average common shares outstanding—basic and diluted	893,070	20,000	314,221	20,000

See accompanying notes.

WELLS TIMBERLAND REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2006

AND THE NINE MONTHS ENDED SEPTEMBER 30, 2007 (UNAUDITED)

	Common Stock				Total
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders’ Equity (Deficit)
Balance, December 31, 2005	20,000	$200	$199,800	$—	$200,000
Net loss	—	—	—	(669,011)	(669,011)
Amortization of stock options	—	—	21,000	—	21,000

Balance, December 31, 2006	20,000	200	220,800	(669,011)	(448,011)
Issuance of common stock	1,881,971	18,820	18,800,891	—	18,819,711
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(1,656,135)	—	(1,656,135)
Other offering costs	—	—	(223,990)	—	(223,990)
Net loss	—	—	—	(1,326,245)	(1,326,245)
Amortization of stock options	—	—	4,200	—	4,200

Balance, September 30, 2007	1,901,971	$19,020	$17,145,766	$(1,995,256)	$15,169,530

See accompanying notes.

WELLS TIMBERLAND REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited) Nine Months Ended September 30,
	2007	2006
Cash Flows from Operating Activities:
Net loss	$(1,326,245)	$(451,549)
Stock-based compensation expense	4,200	14,700
Adjustments to reconcile net loss to net cash used in operating activities:
Increase in prepaid expenses and other assets	(330,754)	(129,998)
Increase in accounts payable	108,577	—

Net cash used in operating activities	(1,544,222)	(566,847)
Cash Flows from Investing Activities:
Earnest money paid	(5,000,000)	—
Cash Flows from Financing Activities:
Due to affiliates	1,448,436	566,847
Issuance of common stock	18,665,801	—
Commissions on stock sales and related dealer-manager fees	(1,319,905)	—
Other offering costs	(221,129)	—

Net cash provided by financing activities	18,573,203	566,847

Net increase in cash and cash equivalents	12,028,981	—
Cash and cash equivalents, beginning of period	202,829	203,000

Cash and cash equivalents, end of period	$12,231,810	$203,000

Supplemental Disclosure of Noncash Financing Activity:
Amortization of stock options	$4,200	$14,700

Discounts applied to issuance of common stock	$153,910	$—

Commissions on stock sales and related dealer-manager fees due to affiliate	$182,320	$—

Other offering costs due to affiliates	$2,861	$—

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007 (UNAUDITED)

1.	Organization

Wells Timberland REIT, Inc. (“Wells Timberland REIT”) was formed on September 27, 2005 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”). Prior to November 20, 2006, Wells Timberland REIT was known as Wells Timber Real Estate Investment Trust, Inc. Prior to November 9, 2005, Wells Timberland REIT was known as Wells Real Estate Investment Trust IV, Inc. Substantially all of Wells Timberland REIT’s business is expected to be conducted through Wells Timberland Operating Partnership, L.P. (“Wells Timberland OP”), a Delaware limited partnership formed on November 9, 2005, of which Wells Timberland REIT is the sole general partner, possesses full legal control and authority over its operations, and owns 99% of its common units. Wells Capital, Inc. (“Wells Capital”) is the sole limited partner of Wells Timberland OP and has contributed $2,000 and $1,000 to Wells Timberland OP for 200 common units and 100 special partnership units, respectively. On December 28, 2006, Wells Capital transferred its interest in Wells Timberland OP to Wells Timberland Management Organization, LLC (“Wells TIMO”). Unless otherwise noted, references to Wells Timberland REIT herein shall include Wells Timberland REIT, Wells Timberland OP, and Wells Timberland TRS, Inc. (“Wells Timberland TRS”).

Wells Timberland REIT and Wells Timberland OP have executed an agreement with Wells Capital (as amended and restated, the “Advisory Agreement”), under which Wells Capital will perform certain key functions on behalf of Wells Timberland REIT and Wells Timberland OP, including, among others, the investment of capital proceeds and management of day-to-day operations. Wells Capital assigned its rights and duties under the Advisory Agreement to Wells TIMO on December 15, 2006.

Wells Timberland REIT expects to acquire timberland properties in the timber-producing regions of the United States and, to a limited extent, in other countries. Wells Timberland REIT intends to generate a substantial majority of its revenue and income by selling the rights to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales. Wells Timberland REIT expects to generate additional revenues and income from selling high-quality timberland, selling the rights to extract natural resources from timberland other than timber, and leasing land-use rights to third parties.

On August 11, 2006, Wells Timberland REIT commenced its initial public offering of up to 85.0 million shares of common stock, of which 10.0 million shares were reserved for issuance through Wells Timberland REIT’s distribution reinvestment plan, pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933. As of July 11, 2007, Wells Timberland REIT had received and accepted subscriptions in its initial public offering sufficient to exceed its minimum offering of $2.0 million. Having raised the minimum offering, the offering proceeds were released by the escrow agent to Wells Timberland REIT and, as of September 30, 2007, were available for use by Wells Timberland REIT for the acquisition of properties and other operating activities.

As of September 30, 2007, Wells Timberland REIT has raised gross offering proceeds from the sale of common stock under the initial public offering of approximately $19.0 million. After deductions from such gross offering proceeds for payments of acquisition fees of selling commissions and dealer-manager fees of approximately $1.6 million, other organization and offering expenses of approximately $0.2 million, Wells Timberland REIT had received aggregate net offering proceeds of approximately $17.2 million.

Wells Timberland REIT’s stock is not listed on a public securities exchange. However, Wells Timberland REIT’s charter requires that in the event Wells Timberland REIT’s stock is not listed on a national securities exchange by August 2018, Wells Timberland REIT must either seek stockholder approval of an extension or amendment of this listing deadline or stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. In the event that Wells Timberland REIT seeks stockholder approval for an extension or amendment to this listing date and does not obtain it, Wells Timberland REIT will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells Timberland REIT seeks and does not obtain approval to liquidate, Wells Timberland REIT will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of Wells Timberland REIT have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission, including the instructions to Form 10-Q and Article 10 of

Regulation S-X and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of results for a full year. Wells Timberland REIT’s consolidated financial statements include the accounts of any variable interest entity (“VIE”) in which Wells Timberland REIT or its subsidiaries is deemed the primary beneficiary. With respect to entities that are not VIEs, Wells Timberland REIT’s consolidated financial statements also shall include the accounts of any entity in which Wells Timberland REIT or its subsidiaries own a controlling financial interest and any limited partnership in which Wells Timberland REIT or its subsidiaries own a controlling general partnership interest. In determining whether a controlling interest exists, Wells Timberland REIT considers, among other factors, the ownership of voting interests, protective rights, and participatory rights of the investors.

Wells Timberland REIT owns a controlling financial interest in Wells Timberland OP and Wells Timberland TRS and, accordingly, includes the accounts of these entities in its consolidated financial statements. The financial statements of Wells Timberland OP and Wells Timberland TRS are prepared using accounting policies consistent with those used by Wells Timberland REIT. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Wells Timberland REIT considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts. There are no restrictions on the use of Wells Timberland REIT’s cash balances as of September 30, 2007 or December 31, 2006.

Prepaid Expenses

Prepaid expenses represent costs incurred in connection with securing financing from third-party lenders and prepayments of directors’ fees and directors’ and officers’ insurance premiums. Once financing is secured, associated costs will be capitalized and amortized on a straight-line basis over the term of the related financing arrangement. Prepayments of directors’ fees and insurance premiums will be expensed in the periods to which the services relate. Balances without a future economic benefit are written off as they are identified.

Income Taxes

Wells Timberland REIT was organized as a C Corporation for the taxable years ended December 31, 2006 and 2005 and, accordingly, was subject to federal income taxes for those periods. Wells Timberland REIT accounts for income taxes in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, Accounting for Income Taxes, whereby deferred taxes are provided for based upon the differences between the financial statement and income tax basis of assets and liabilities using currently enacted tax laws and the tax rates expected to be in effect when such taxes are incurred or recovered. Deferred tax expenses or benefits are recognized in the financial statements according to the changes in deferred assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized. For the nine months ended September 30, 2007, Wells Timberland REIT has incurred $1.3 million of net operating losses. As such, a deferred tax asset has been established of $0.8 million and $0.2 million as of September 30, 2007 and December 31, 2006, respectively. Management does not believe that Wells Timberland REIT’s deferred tax asset will be realized and therefore has provided a full valuation allowance for the entire amount of its deferred tax asset as of September 30, 2007 and December 31, 2006.

Pursuant to Wells Timberland REIT’s charter, Wells Timberland REIT’s board of directors has the authority to determine when and if it is in Wells Timberland REIT’s best interest to elect to qualify for federal income tax treatment as a REIT. Wells Timberland REIT expects that the Wells Timberland REIT board of directors will elect for Wells Timberland REIT to qualify as a REIT for the first taxable year in which (i) Wells Timberland REIT would otherwise qualify to be taxed as a REIT and (ii) Wells Timberland REIT generates substantial taxable income such that REIT status would be in the best interest of Wells Timberland REIT stockholders. Due to Wells Timberland REIT’s acquisition of the timberland on October 9, 2007, as discussed in Note 8, Wells Timberland REIT’s board of directors believes that Wells Timberland REIT will most likely not elect to be taxed as a REIT for the taxable year ending December 31, 2007 or December 31, 2008. To qualify as a REIT, Wells Timberland REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of Wells Timberland REIT’s ordinary taxable income to stockholders. As a REIT, Wells Timberland REIT generally will not be subject to federal income tax on taxable income it distributes to stockholders. If Wells Timberland REIT fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants Wells Timberland REIT relief under certain statutory provisions.

On January 1, 2006, Wells Timberland REIT formed Wells Timberland TRS, a wholly owned subsidiary organized as a Delaware corporation. Wells Timberland REIT has elected to treat Wells Timberland TRS as a taxable REIT subsidiary. Wells Timberland REIT may perform additional, noncustomary services through Wells Timberland TRS, including any real estate or nonreal estate-related services; however, any earnings related to such services will be subject to federal and state income taxes. In addition, for Wells Timberland REIT to qualify as a REIT, Wells Timberland REIT’s investment in Wells Timberland TRS may not exceed 20% of value of the total assets of Wells Timberland REIT.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the relevant criteria and approach for the recognition, derecognition, and measurement of uncertain tax positions. FIN 48 will be effective for Wells Timberland REIT beginning January 1, 2007. The adoption of FIN 48 did not have a material effect on Wells Timberland REIT’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures required for fair value measurements under GAAP. SFAS 157 emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement. SFAS 157 will be effective for Wells Timberland REIT beginning January 1, 2008. Wells Timberland REIT is currently assessing the provisions and evaluating the financial impact of SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for Wells Timberland REIT beginning January 1, 2008. Wells Timberland REIT is currently assessing the provisions and evaluating the financial statement impact of SFAS 159 on its consolidated financial statements.

In June 2007, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 07-1, Clarification of the Scope of the Audit and Accounting Guide “Investment Companies” and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies, which provides guidance for determining which entities fall within the scope of the AICPA Audit and Accounting Guide for Investment Companies and requires additional disclosures for certain of those entities. The FASB has voted to indefinitely defer the effective date of SOP 07-01. Wells Timberland REIT has deferred the process of evaluating the provisions of SOP 07-1 and related impact on its consolidated financial statements and accompanying notes.

3.	Related-Party Transactions

Advisory Agreement

Wells Timberland REIT and Wells Timberland OP entered into the Advisory Agreement with Wells Capital as of November 9, 2005, which became effective on August 11, 2006 and was amended and restated as of August 24, 2006 and March 23, 2007. Wells Capital assigned its rights and duties under the Advisory Agreement to Wells TIMO on December 15, 2006. This Advisory Agreement was renewed on August 21, 2007 and is effective through August 11, 2008. Pursuant to the Advisory Agreement, Wells TIMO is entitled to specified fees for certain services, including, among other services, the investment of capital proceeds and management of day-to-day operations.

Under the terms of the Advisory Agreement, organization and offering costs are incurred by Wells TIMO on behalf of Wells Timberland REIT. Such costs include legal and accounting fees, printing costs, and other offering expenses, and specifically exclude sales or underwriting commissions. Having raised the minimum offering of at least

$2.0 million from the sale of common stock to the public in its initial public offering, Wells Timberland REIT has become obligated to reimburse Wells TIMO for organization and offering costs equal to the lesser of actual costs incurred or 1.2% of the total gross offering proceeds raised. To the extent that organization and offering costs exceed 1.2% of gross offering proceeds, all organization and offering costs will be incurred by Wells TIMO and not by Wells Timberland REIT. As of September 30, 2007 and December 31, 2006, Wells TIMO and its affiliates have incurred aggregate organization and offering expenses on behalf of Wells Timberland REIT of approximately $2.5 million and $1.4 million, respectively.

Under the terms of the Advisory Agreement, Wells Timberland REIT will pay to Wells TIMO a monthly asset management fee equal to one-twelfth of 1% of the greater of (i) the gross cost of all investments made on behalf of Wells Timberland REIT and (ii) the aggregate value of such investments. Wells TIMO anticipates that it will engage experienced timber management companies to assist Wells TIMO with certain of its responsibilities under the Advisory Agreement, including investing in timberland, managing day-to-day operations, and selling timber harvesting rights on behalf of Wells Timberland REIT. Any timber managers would perform these services under contracts with Wells TIMO and would be compensated by Wells TIMO under the terms of such contracts. As of September 30, 2007, Wells TIMO has not earned any such fee in regards to Wells Timberland REIT.

Wells Timberland REIT will reimburse Wells TIMO for all costs and expenses Wells TIMO incurs in fulfilling its duties as the asset portfolio manager. These costs and expenses may include wages and salaries and other employee-related expenses of Wells TIMO’s employees engaged in the management, administration, operations, and marketing functions. Employee-related expenses include taxes; insurance and benefits relating to such employees; and legal, travel, and other out-of-pocket expenses that are directly related to the services they provide. As of September 30, 2007, Wells Timberland REIT has incurred approximately $0.8 million of such fees, which are included in “Due to Affiliates.”

Wells Timberland REIT will pay a fee to Wells TIMO for services related to the disposition of investment properties. When Wells Timberland REIT sells a property, if Wells TIMO provided a substantial amount of services in connection with the sale (as determined by Wells Timberland REIT’s independent directors), it will pay Wells TIMO a fee equal to (i) for each property sold at a contract price up to $20.0 million, up to 2.0% of the sales price, and (ii) for each property sold at a contract price in excess of $20.0 million, up to 1.0% of the sales price. The precise amount of the fee within the preceding limits will be determined by Wells Timberland REIT’s board of directors, including a majority of the independent directors, based on the level of services provided and market norms. The real estate disposition fee may be in addition to real estate commissions paid to third parties. However, the total real estate commissions (including such disposition fee) may not exceed the lesser of (i) 6.0% of the sales price of each property, or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property. As of September 30, 2007, Wells TIMO has not earned any such fees with regard to Wells Timberland REIT.

The current Advisory Agreement has a one-year term that began on August 11, 2007, the effective date of the Advisory Agreement, and renews for successive one-year terms upon the mutual consent of the parties. Wells Timberland REIT may terminate the Advisory Agreement without penalty upon 60 days’ written notice. If Wells Timberland REIT terminates the Advisory Agreement, Wells Timberland REIT will pay Wells TIMO all unpaid reimbursements of expenses and all earned but unpaid fees. In addition, if the Advisory Agreement is terminated without cause, the special units of limited partnership held by Wells TIMO will be redeemed for the payments described below under Note 4.

Dealer-Manager Agreement

Wells Timberland REIT has executed a dealer-manager agreement (the “Dealer-Manager Agreement”), whereby Wells Investment Securities, Inc. (“WIS”), an affiliate of Wells Capital, will perform the dealer-manager function for Wells Timberland REIT’s initial public offering. For these services, WIS shall earn a fee of up to 7.0% of the gross offering proceeds from the sale of the shares of Wells Timberland REIT. Additionally, WIS will earn a dealer-manager fee of 1.8% of the gross offering proceeds at the time the shares are sold. Some or all of the fees under the dealer-manager agreement will be re-allocated to participating broker/dealers. Dealer-manager fees apply to the sale of shares in the primary offering only, and do not apply to the sale of shares under Wells Timberland REIT’s distribution reinvestment plan (the “DRP”). As of September 30, 2007, Wells Timberland REIT has incurred approximately $1.6 million in fees to WIS.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of September 30, 2007 and December 31, 2006:

	September 30, 2007	December 31, 2006
Administrative reimbursements due to Wells TIMO	$2,225,354	$776,918
Commissions and dealer-manager fees due to WIS	182,320	—
Other offering cost reimbursements due to Wells TIMO	2,861	—

	$2,410,535	$776,918

Conflicts of Interest

Wells Capital, the parent company and manager of Wells TIMO, also is a general partner or advisor of the various affiliated public real estate investment programs (“Wells Real Estate Funds”). Until such time, if ever, as Wells TIMO hires sufficient personnel of its own to perform the services under the Advisory Agreement, it will rely upon employees of Wells Capital to perform many of its obligations. As such, in connection with serving as a general partner or advisor for Wells Real Estate Funds and managing Wells TIMO’s activities under the Advisory Agreement, Wells Capital may encounter conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities for Wells Timberland REIT and Wells Real Estate Funds.

Additionally, one of the independent members of Wells Timberland REIT’s board of directors also serves on the board of another REIT sponsored by Wells Capital, and a second independent member of Wells Timberland REIT’s board of directors also serves on the board of two other REITs sponsored by Wells Capital. Accordingly, these members may encounter certain conflicts of interest regarding investment and operations decisions.

4.	Minority Interest

On November 9, 2005, Wells Timberland OP issued 20,000 common units to Wells Timberland REIT and 200 common units to Wells Capital in exchange for $200,000 and $2,000, respectively. On December 28, 2006, Wells Capital transferred to Wells TIMO all of its common units and special units of Wells Timberland OP. The common units held by Wells Timberland REIT and Wells TIMO represent limited partnership interests in Wells Timberland OP of approximately 99% and 1%, respectively.

Limited partners holding common units representing limited partnership interests in Wells Timberland OP have the option to redeem such units after the units have been held for one year. Unless Wells Timberland REIT exercises its right to purchase common units of Wells Timberland OP for shares of its common stock, Wells Timberland OP would redeem such units with cash.

On November 9, 2005, Wells Timberland OP also issued 100 special units to Wells Capital for $1,000. The holder of special units does not participate in the profits and losses of Wells Timberland OP. Amounts payable to the holder of the special units, if any, will depend on the amount of net sales proceeds received from property dispositions or the market value of Wells Timberland REIT’s shares upon listing, or the fair market value of Wells Timberland REIT’s assets upon the termination of the Advisory Agreement without cause. See Notes 3 and 4.

5.	Special Units

Wells TIMO, the Advisor, is the holder of the special units of limited partnership interest in Wells Timberland OP. So long as the special units remain outstanding, Wells TIMO will be entitled to distributions from Wells Timberland OP in an amount equal to 15.0% of net sales proceeds and any debt repayment received by Wells Timberland OP on dispositions of its timberland and real estate-related investments after the other holders of common units, including Wells TIMO, have received, in the aggregate, cumulative distributions equal to their capital contributions (less any amounts received in redemption of their common units) plus a 7.0% cumulative, noncompounded annual pre-tax return on their net capital contributions.

In addition, the special units will be redeemed by Wells Timberland OP, resulting in a one-time payment to the holder of the special units, upon the earliest to occur of the following events:

(i)	the listing of Wells Timberland REIT’s common stock on a national securities exchange (the “Listing Liquidity Event”); or

(ii)	the termination or nonrenewal of the Advisory Agreement (a “Termination Event”).

As holder of the special units, Wells TIMO will be entitled to distributions from Wells Timberland OP in the event of a Listing Liquidity Event in an amount equal to 15.0% of net sales proceeds received by Wells Timberland OP if Wells Timberland REIT had liquidated its properties and real estate-related investments for an amount equal to the market value of the listed shares after the holders of common units, including us, have received, in the aggregate, cumulative distributions equal to their capital contributions (less any amounts received in redemption of their common units) plus a 7.0% cumulative, noncompounded annual pre-tax return on their net capital contributions.

In the event of a redemption upon listing, Wells Timberland OP would pay the redemption amount in the form of shares of common stock of Wells Timberland REIT. The redemption payment due upon a Termination Event, other than a termination for cause, is equal to the aggregate amount of net sales proceeds that would have been distributed to the holder of the special units as described above if, on the date of the occurrence of the Termination Event, all assets of Wells Timberland OP had been sold for their then fair market values and all liabilities of Wells Timberland OP had been satisfied in full according to their terms. In the event of a Termination Event without cause, Wells Timberland OP would make the one-time payment in the form of a noninterest-bearing promissory note in an amount equal to the redemption amount. The promissory note will be repaid from net proceeds of the sale of Wells Timberland OP’s assets in connection with or following the Termination Event. In the event of a Listing Liquidity Event subsequent to a Termination Event, the promissory note would be cancelled in exchange for shares of Wells Timberland REIT’s common stock equal in market value to the outstanding balance of the promissory note.

In the event Wells Timberland REIT terminates the Advisory Agreement for cause, which includes fraud, criminal conduct, willful misconduct, willful or grossly negligent breach of fiduciary duty, and a material breach of the Advisory Agreement by Wells TIMO, Wells Timberland OP would redeem the special units for $1.00 per unit.

6.	Stockholders’ Equity

General

Wells Timberland REIT’s charter authorizes it to issue 1.0 billion shares of capital stock, consisting of 900.0 million common shares and 100.0 million preferred shares, each as defined by the charter. The common shares have a par value of $0.01 per share and entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote, to receive dividends and other distributions (subject to any preferential rights of any shares of preferred stock that may be issued in the future) as authorized by the board of directors in accordance with the Maryland General Corporation Law and to all rights of a stockholder pursuant to the Maryland General Corporation Law. The common stock has no preferences or preemptive, conversion or exchange rights. As of September 30, 2007, Wells Timberland REIT has issued 1.9 million shares of common stock, including 20,000 shares of common stock to Wells Capital, which were subsequently transferred to Wells TIMO on December 28, 2006.

Wells Timberland REIT is authorized to issue one or more series of preferred shares, par value of $0.01 per share. Prior to the issuance of such shares, the board of directors shall have the power from time to time to classify or reclassify, in one or more series, any unissued shares constituting such series and the designation, preferences, conversion, and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption of such shares. At a meeting held on September 24, 2007, Wells Timberland REIT’s board of directors unanimously approved the designation, issuance and sale of up to 35,000 shares of Series A preferred stock to Wells Real Estate Funds, Inc. (“WREF”) for the purchase price of $1,000 per share. On October 9, 2007, Wells Timberland REIT issued 32,128 shares of Series A preferred stock to WREF in exchange for approximately $32.1 million, or $1,000 per share.

Stock Incentive Plan

Wells Timberland REIT has adopted a long-term incentive plan, which will be used to attract and retain qualified independent directors, employees, advisors, and consultants, as applicable, subject to certain limitations. A total of

500,000 shares of common stock have been authorized and reserved for issuance under the stock incentive plan, of which 100,000 of such common shares are reserved for issuance to independent directors.

The exercise price of any award shall not be less than the fair market value of the common stock on the date of the grant. Wells Timberland REIT’s board of directors or a committee of its independent directors administers the incentive plan, with sole authority (following consultation with Wells TIMO) to select participants; determines the types of awards to be granted; and all of the terms and conditions of the awards, including whether the grant, vesting, or settlement of awards may be subject to the attainment of one or more performance goals. No awards will be granted under the plan if the grant, vesting, and/or exercise of the awards would jeopardize Wells Timberland REIT’s status as a REIT under the Internal Revenue Code or otherwise violate the ownership and transfer restrictions imposed under Wells Timberland REIT’s charter. Unless determined by Wells Timberland REIT’s board of directors or a committee of its independent directors, no award granted under the long-term incentive plan will be transferable except through the laws of descent and distribution.

In addition to cash compensation, upon the appointment of an independent director to Wells Timberland REIT’s board, each director receives a grant of options to purchase 2,500 shares of Wells Timberland REIT’s common stock. Of the options granted, one-third are immediately exercisable on the date of grant, one-third will become exercisable on the first anniversary of the date of grant, and the remaining one-third will become exercisable on the second anniversary of the date of grant. These initial grants of options are anti-dilutive with an exercise price of $10.00 per share. Upon each subsequent re-election of the independent director to the board, he or she will receive a subsequent grant of options to purchase 1,000 shares of Wells Timberland REIT’s common stock. The exercise price for the subsequent options will be the greater of (1) $10.00 per share, or (2) the fair market value of the shares on the date of grant.

Distribution Reinvestment Plan

Wells Timberland REIT has adopted the DRP, a distribution reinvestment plan through which stockholders may elect to reinvest an amount equal to the distributions declared on their shares of common stock into shares of Wells Timberland REIT’s common stock in lieu of receiving cash distributions. Shares may be purchased under the DRP for a price equal to: (i) during Wells Timberland REIT’s initial public offering, $9.55 per share; (ii) during any subsequent public equity offering, 95.5% of the offering price per share in such offering; and (iii) for the first 12 months subsequent to the close of Wells Timberland REIT’s last public equity offering prior to the listing of its shares on a national securities exchange, 95.5% of the most recent offering price per share. After that 12-month period, Wells Timberland REIT will publish a per-share valuation determined by Wells TIMO or another firm chosen for that purpose, and distributions will be reinvested at a price equal to the most recently published per-share estimated value. Participants in the DRP may purchase fractional shares so that 100% of the distributions may be used to acquire additional shares of Wells Timberland REIT’s common stock.

Share Redemption Plan

The board of directors of Wells Timberland REIT has adopted a share redemption plan. The plan allows stockholders who hold their shares for more than one year to sell their shares back to Wells Timberland REIT, subject to certain limitations and penalties. The share redemption plan provides that Wells Timberland REIT may repurchase a stockholder’s common stock for $9.10 per share during Wells Timberland REIT’s initial public offering. However, the terms of the loans obtained in connection with the acquisition of MeadWestvaco Timberland prohibit Wells Timberland REIT from redeeming any of Wells Timberland REIT stockholders’ shares under its share redemption plan until these loans are repaid in full (see Note 8).

The initial redemption price is expected to remain fixed until one year after Wells Timberland REIT completes its initial public offering or any subsequent public equity offerings (other than secondary offerings or offerings related to a distribution reinvestment plan, employee benefit plan, or the issuance of shares upon redemption of interests in Wells Timberland OP). Thereafter, the redemption price would equal 95% of the per-share value of Wells Timberland REIT as estimated by Wells TIMO or another firm chosen by the board of directors for that purpose.

Redemptions sought within two years of the death or qualifying disability of a stockholder do not require a one-year holding period, and the redemption price is the amount paid for the share until one year after completion of the above-mentioned offering stage. Thereafter, the redemption price would be the higher of the amount paid for the shares or 95% of the per-share net asset value as estimated by Wells TIMO or another firm chosen by Wells Timberland REIT’s board of directors for that purpose.

The shares redeemed under the plan, other than upon the death or qualifying disability of a stockholder, shall not exceed the lesser of (i) the amount redeemable from the sum of net proceeds from the sale of shares through the DRP plus any additional amounts reserved for redemptions by Wells Timberland REIT’s board of directors, or (ii) in any calendar year, 5% of the weighted-average common shares outstanding during the preceding year. The board of directors could amend or terminate the share redemption plan upon 30 days’ notice or prior to satisfaction of either of the preconditions to adoption noted above.

7.	Economic Dependency

Wells Timberland REIT has engaged Wells TIMO and WIS, an affiliate of Wells TIMO, to provide certain services essential to Wells Timberland REIT, including asset management services, supervision of the management of Wells Timberland REIT’s properties, asset acquisition and disposition services, the sale of shares of Wells Timberland REIT common stock, as well as other administrative responsibilities for Wells Timberland REIT, including accounting services, stockholder communications, and investor relations. Wells TIMO and WIS are dependent on Wells Capital to provide certain services that are essential to their operations. These agreements are terminable by either party upon 60 days’ written notice. As a result of these relationships, Wells Timberland REIT is dependent upon Wells Capital, Wells TIMO, and WIS.

Wells Capital, Wells TIMO, and WIS are all owned and controlled by WREF. The operations of Wells Capital and WIS represent substantially all of the business of WREF. Accordingly, Wells Timberland REIT focuses on the financial condition of WREF when assessing the financial condition of Wells Capital, Wells TIMO, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells Timberland REIT might be required to find alternative service providers.

Future net income generated by WREF will be largely dependent upon the amount of fees earned by Wells TIMO, Wells Capital, WIS, and their affiliates based on, among other things, the level of investor proceeds raised from the sale of common stock of WREF-sponsored investment products. In addition, WREF guarantees unsecured debt of $160 million held by Wells Timberland REIT (see Note 8). As of September 30, 2007, we believe that WREF generates adequate cash flow from operations and has adequate liquidity available in the form of cash on hand and current receivables to meet its current and future obligations as they become due.

8.	Commitments and Contingencies

MeadWestvaco Timberland

As of September 30, 2007, Wells Timberland REIT was party to a purchase and sale agreement (as amended, the “Agreement”) with MeadWestvaco Coated Board, Inc. (“MeadWestvaco”), a subsidiary of MeadWestvaco Corporation, for the purchase of approximately 228,000 acres of timberland and approximately 95,000 acres of leasehold interests in timberland located in the states of Alabama and Georgia (the “MeadWestvaco Timberland”) for a purchase price of $400.0 million, exclusive of customary transaction costs. Pursuant to the Agreement, Wells Timberland REIT deposited $5.0 million into an escrow account to be applied to the purchase price payable to MeadWestvaco at closing.

On October 9, 2007, Wells Timberland REIT acquired the MeadWestvaco Timberland for a purchase price of approximately $400.0 million, exclusive of customary closing costs. The purchase price was paid by the delivery of a promissory note in the amount of $397.9 million (the “MWV Promissory Note”), and the remaining portion of the purchase price was paid in cash, including the $5.0 million earnest money deposit. The MWV Promissory Note bears interest at a rate of LIBOR plus 0.05% and matures on October 9, 2027. The MWV Promissory Note is supported by a standby letter of credit issued by Wachovia Bank, N.A. (“Wachovia”) and deposit account in the amount of $407.9 million (the “Deposit Account”). Wells Timberland REIT obtained funds to fund the deposit account and to pay transaction costs through a combination of (1) $372.0 million of debt financing arranged by Wachovia (the “Wachovia Loans”), (2) $32.1 million from the issuance and sale of 32,128 shares of Wells Timberland REIT preferred stock to WREF, as discussed in Note 6, and (3) $18.0 million of funds raised through Wells Timberland REIT’s initial public offering. The Wachovia Loans consist of a first mortgage loan in the amount of $212.0 million (the “Senior Loan”) and a second mortgage loan in the amount of $160.0 million (the “Mezzanine Loan”). The Senior Loan matures on September 9, 2010 and bears interest at an adjustable rate based on one, two or three month London Interbank Offer Rate (“LIBOR”) plus a margin that varies based upon the ratio of the amount of the Senior Loan to the value of MeadWestvaco Timberland at the time of determination. The Mezzanine Loan matures on October 17, 2008, bears interest at 9.0% and is guaranteed by WREF.

The MeadWestvaco Timberland is subject to a fiber supply agreement whereby Wells Timberland REIT is required to provide and MeadWestvaco is required to purchase specified amounts of timber. The initial term of this agreement is October 9, 2007 through December 31, 2032, subject to extension and early termination provisions.

Litigation

Wells Timberland REIT is not subject to any material litigation nor, to management’s knowledge, is any material litigation currently threatened against Wells Timberland REIT.

9.	Subsequent Event

In addition to closing on the MeadWestvaco Timberland transaction as noted above, from October 1, 2007 through October 31, 2007, Wells Timberland REIT raised approximately $7.9 million through the issuance of approximately 0.8 million shares of common stock under its initial public offering. As of October 31, 2007, approximately 74.2 million shares remained available for sale to the public under the initial public offering, exclusive of shares available under Wells Timberland REIT’s distribution reinvestment plan.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated April 23, 2007, Supplement No. 5 dated October 30, 2007, and Supplement No. 6 dated November 14, 2007.

Supplement No. 5 includes:

•	the status of our initial public offering;

•	changes to the composition of our board of directors;

•	a clarification concerning our advisor’s obligation to maintain its initial investment in us;

•	a clarification regarding payments to the holder of the special units;

•	the acquisition of approximately 322,838 acres of timberland from a subsidiary of MeadWestvaco Corporation, including a summary of the financing of the acquisition;

•	the designation, issuance and sale of Series A preferred stock;

•	the limited waiver of the restrictions on ownership of our shares pursuant to our charter;

•	a clarification regarding the timing for our election to qualify as a REIT;

•	a clarification regarding our borrowing policies;

•	a clarification of our expectations regarding the payment of distributions to stockholders;

•	a clarification of our expectations regarding the availability of our share redemption plan;

•	additional federal income tax considerations of our status as a C corporation until such time as we may qualify to be taxed as a REIT; and

•	changes to the suitability standards for investors in the states of California, Iowa, Kansas, Michigan, Minnesota and Washington.

Supplement No. 6 includes:

•	the status of our initial public offering;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed on November 7, 2007; and

•	our unaudited financial statements as of and for the three and nine months ended September 30, 2007.